Exhibit 12.1

## SIMON PROPERTY GROUP, L.P.
### Computation of Ratio of Earnings to Fixed Charges
### (in thousands)

| | For the year ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| **Earnings:** | | | | | |
| Pre-tax income from continuing operations | $ 457,496 | $ 541,609 | $ 281,196 | $ 352,709 | $291,138 |
| Add: | | | | | |
| Pre-tax income from 50% or greater than 50% owned unconsolidated entities | 60,614 | 46,633 | 62,611 | 51,799 | 56,378 |
| Minority interest in income of majority owned subsidiaries | 7,277 | 10,498 | 10,715 | 10,725 | 10,719 |
| Distributed income from less than 50% owned unconsolidated entities | 42,939 | 37,811 | 51,740 | 45,948 | 30,169 |
| Amortization of capitalized interest | 1,845 | 1,872 | 1,702 | 1,323 | 724 |
| **Fixed Charges** | 691,885 | 683,817 | 699,751 | 735,662 | 660,121 |
| Less: | | | | | |
| Income from unconsolidated entities | (101,093) | (77,389) | (67,291) | (57,328) | (44,926) |
| Interest capitalization | (10,916) | (5,507) | (10,325) | (18,513) | (23,759) |
| **Earnings** | **$1,150,047** | **$1,239,344** | **$1,030,099** | **$1,122,325** | **$980,564** |
| **Fixed Charges:** | | | | | |
| Portion of rents representative of the interest factor | 5,602 | 4,350 | 4,932 | 4,951 | 4,901 |
| Interest on indebtedness (including amortization of debt expense) | 675,367 | 673,960 | 684,494 | 712,198 | 631,461 |
| Interest capitalized | 10,916 | 5,507 | 10,325 | 18,513 | 23,759 |
| **Fixed Charges** | **$ 691,885** | **$ 683,817** | **$ 699,751** | **$ 735,662** | **$660,121** |
| **Ratio of Earnings to Fixed Charges** | **1.66x** | **1.81x** | **1.47x** | **1.53x** | **1.49x** |

For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss) from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issue costs.

The computation of ratio of earnings to fixed charges has been restated to adopt SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." Among other items, SFAS No. 145 rescinds SFAS No. 4, "Reporting of Gains and Losses from Extinguishment of Debt" and "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30. Debt extinguishments as part of a company's risk management strategy would not meet the criteria for classification as extraordinary

items. Therefore, we are required to reclassify all of the extraordinary items related to debt transactions recorded in prior periods, including those recorded in the current period, to income from continuing operations.